OMEGA FLEX, INC.

NON-EMPLOYEE DIRECTOR

RESTRICTED STOCK UNIT AWARD AGREEMENT

NOTICE OF GRANT

Name:	[INSERT] (the “Non-Employee Director”)

Number of Stock Units
Subject to Award:	Five Hundred (500)

Award Date:	December 13, 2018 (the “Award Date”)

Vesting Conditions: The Award is fully vested and not subject to any service or other vesting conditions, but the issuance of shares under the Award is contingent on approval of the Award by the shareholders of the Company.

This restricted stock unit award (the “Award”) is granted under and governed by the Terms and Conditions of Restricted Stock Unit Award, which are attached hereto and incorporated herein by reference.

You do not have to accept the Award. If you wish to decline your Award, you should promptly notify the corporate secretary of Omega Flex, Inc. of your decision. If you do not provide such notification within thirty (30) days after the Award Date, you will be deemed to have accepted your Award on the terms and conditions set forth herein.

TERMS AND CONDITIONS OF RESTRICTED STOCK UNIT AWARD

1. General. These Terms and Conditions of Restricted Stock Unit Award (these “Terms”) apply to a particular restricted stock unit award (the “Award”) granted by Omega Flex, Inc., a Pennsylvania corporation (the “Company”), and are incorporated by reference in the Notice of Grant (the “Grant Notice”) corresponding to that particular grant. The recipient of the Award identified in the Grant Notice is referred to as the “Non-Employee Director.” The effective date of grant of the Award as set forth in the Grant Notice is referred to as the “Award Date.” The Award has been granted to the Non-Employee Director in addition to, and not in lieu of, any other form of compensation otherwise payable or to be paid to the Non-Employee Director. The Grant Notice and these Terms are collectively referred to as the “Award Agreement” applicable to the Award.

2. Stock Units. As used herein, the term “Stock Unit” shall mean a non-voting unit of measurement which is deemed for bookkeeping purposes to be equivalent to one outstanding share of the Company’s common stock (“Share”) solely for purposes of this Award Agreement. The Stock Units shall be used solely as a device for the determination of the payment to eventually be made to the Non-Employee Director if such Stock Units are settled pursuant to this Award Agreement. The Stock Units shall not be treated as property or as a trust fund of any kind.

3. Vesting. The Award is fully vested and not subject to any service or other vesting conditions. Notwithstanding the foregoing, if the Award is not approved by the shareholders of the Company at the annual meeting of the Company’s shareholders to be held in 2019 (the “2019 Annual Meeting”), the Award will be forfeited.

4. No Rights to Continued Service. Nothing contained in this Award Agreement shall be deemed to create any obligation on the part of the Board of Directors of the Company (the “Board”) to nominate any of its members for reelection by the Company’s shareholders, nor confer upon the Non-Employee Director the right to remain a member of the Board for any period of time, or at any particular rate of compensation. Nothing in this paragraph, however, is intended to adversely affect any independent contractual right of the Non-Employee Director without his consent thereto.

5. Dividend and Voting Rights.

(a) Limitations on Rights Associated with Stock Units. The Non-Employee Director shall have no rights as a shareholder of the Company, no dividend rights (except as expressly provided in Section 5(b) with respect to Dividend Equivalent Rights) and no voting rights, with respect to the Stock Units or any Shares underlying or issuable in respect of such Stock Units until such Shares are actually issued to and held of record by the Non-Employee Director. No adjustments will be made for dividends or other rights of a holder for which the record date is prior to the date upon which the Non-Employee Director will become the holder of record thereof.

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(b) Dividend Equivalent Rights Distributions. As of any date after the Award Date and prior to the issuance of Shares as provided in Section 7 that the Company pays an ordinary cash dividend on its common stock, the Company shall credit the Non-Employee Director with a dollar amount equal to (i) the per share cash dividend paid by the Company on its common stock on such date, multiplied by (ii) the total number of Stock Units (with such total number adjusted pursuant to Section 9 of the Award Agreement) subject to the Award that are outstanding immediately prior to the record date for that dividend (a “Dividend Equivalent Right”). Any Dividend Equivalent Rights credited pursuant to the foregoing provisions of this Section 5(b) shall be subject to the same vesting, settlement, forfeiture, payment and other terms, conditions and restrictions as the original Stock Units to which they relate; provided, however, that the amount of any vested Dividend Equivalent Rights shall be paid in cash.

6. Restrictions on Transfer. The Award may not be sold, assigned, transferred, pledged or otherwise disposed of, alienated or encumbered, either voluntarily or involuntarily.

7. Timing and Manner of Payment of Stock Units. Subject to the approval by the shareholders of the Company of the issuance of Shares under the Award at the 2019 Annual Meeting, on a date in June 2019 specified at the 2019 Annual Meeting the Company shall deliver to the Non-Employee Director a number of Shares (as evidenced by an appropriate entry on the books of the Company or a duly authorized transfer agent of the Company) equal to the number of Stock Units subject to the Award. The Non-Employee Director shall have no further rights with respect to any Stock Units for which Shares have been issued pursuant to this Section 7, and upon the issuance of such Shares, this Award shall terminate.

8. Administration. The Board shall be responsible for administering the Award. The Board shall have authority to adopt such rules as it may deem appropriate to carry out the purposes of the Award Agreement, and shall have authority to interpret and construe the provisions of the Award Agreement and to make determinations pursuant to any provision therein. Each interpretation, determination or other action made or taken by the Board pursuant to the Award Agreement shall be final and binding on all persons. The Board shall not be liable for any action or determination made in good faith, and shall be entitled to indemnification and reimbursement in the manner provided in the Company’s Articles of Incorporation and By-laws as such documents may be amended from time to time.

9. Adjustments Upon Specified Events. Upon the occurrence of any reclassification, recapitalization, stock split (including a stock split in the form of a stock dividend) or reverse stock split; any merger, combination, consolidation, or other reorganization; any spin-off, split-up, or similar extraordinary dividend distribution in respect of the Company’s common stock; or any exchange of the Company’s common stock or other securities of the Company, or any similar, unusual or extraordinary corporate transaction in respect of the Company’s common stock affecting the Company’s common stock; then the Board shall equitably and proportionately adjust the number, amount and type of securities subject to the Award Agreement, in each case to the extent necessary to preserve (but not increase) the level of incentives intended by the Award Agreement and the then-outstanding Award. No such adjustment shall be made with respect to any ordinary cash dividend for which Dividend Equivalent Rights are credited pursuant to Section 5(b). Any good faith determination by the Board as to whether an adjustment is required in the circumstances pursuant to this Section 9, and the extent and nature of any such adjustment, shall be conclusive and binding on all persons.

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10. Responsibility for Taxes. The Non-Employee Director agrees to report and pay any and all income tax, social insurance, or payroll taxes (“Tax-Related Items”) that arise as a result of the grant, vesting or settlement of the Award, the subsequent sale of any Shares acquired at vesting, and the receipt of any dividends and/or Dividend Equivalent Rights. The Company is not responsible for withholding with regard to the Tax-Related Items. However, the Company reserves the right to withhold any Tax-Related Items to the extent circumstances change and it is required to do so. In this regard, the Non-Employee Director authorizes the Company, at its discretion and pursuant to such procedures as it may specify from time to time, to satisfy any Tax-Related Items withholding obligations that are legally required to be paid by the Non-Employee Director by one or a combination of the following methods: (a) withholding from cash amounts otherwise distributable to the Non-Employee Director by the Company; (b) withholding otherwise deliverable Shares and/or from otherwise payable Dividend Equivalent Rights to be issued or paid upon settlement of the Award (c) arranging for the sale of Shares otherwise deliverable to the Non-Employee Director (on the Non-Employee Director’s behalf and at the Non-Employee Director’s direction pursuant to this authorization); or (d) withholding from the proceeds of the sale of Shares acquired upon vesting/settlement of the Award. The Company may refuse to distribute the Shares or other property credited to the Non-Employee Director if the Non-Employee Director fails to comply with his or her obligations in connection with the Tax-Related Items as described in this Section 10.

11. Electronic Delivery and Acceptance. The Company may, in its sole discretion, deliver any documents related to the Award by electronic means or request the Non-Employee Director’s consent to participate by electronic means. The Non-Employee Director hereby consents to receive all applicable documentation by electronic delivery and to participate in the program providing for the Award through an on line (and/or voice activated) system established and maintained by the Company or a third party vendor designated by the Company.

12. Notices. Any notice to be given under the terms of this Award Agreement shall be in writing and addressed to the Company at its principal office to the attention of the Corporate Secretary, and to the Non-Employee Director at the Non-Employee Director’s last address reflected on the Company’s records, or at such other address as either party may hereafter designate in writing to the other. Any such notice shall be given only when received, but if the Non-Employee Director is no longer a member of the Board, shall be deemed to have been duly given by the Company when enclosed in a properly sealed envelope addressed as aforesaid, registered or certified, and deposited (postage and registry or certification fee prepaid) in a post office or branch post office regularly maintained by the United States Government.

13. Entire Agreement. This Award Agreement constitutes the entire agreement and supersedes all prior understandings and agreements, written or oral, of the parties hereto with respect to the subject matter hereof. The Board reserves the right to alter, amend or to terminate the Award Agreement (or waive any provision hereof in writing) at any time; provided, however, that no such action may adversely affect the Non-Employee Director’s rights to any outstanding Award without the consent of the Non-Employee Director.

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14. Limitation on the Non-Employee Director’s Rights. This Award confers no rights or interests other than as herein provided. The Non-Employee Director shall have only the rights of a general unsecured creditor of the Company with respect to amounts credited and benefits payable, if any, with respect to the Stock Units and/or Dividend Equivalent Rights, and rights no greater than the right to receive the common stock as a general unsecured creditor with respect to Stock Units, as and when payable hereunder.

15. Counterparts. This Award Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

16. Section Headings. The section headings of this Award Agreement are for convenience of reference only and shall not be deemed to alter or affect any provision hereof.

17. Governing Law. This Award Agreement shall be governed by and construed and enforced in accordance with the laws of the Commonwealth of Pennsylvania without regard to conflict of law principles thereunder.

18. Choice of Venue. For purposes of litigating any dispute that arises directly or indirectly from the relationship of the parties evidenced by this grant or this Award Agreement, the parties hereby submit to the exclusive jurisdiction of the Commonwealth of Pennsylvania and agree that such litigation shall be conducted only in the courts of Chester County, Pennsylvania, or the federal courts for the Eastern District of Pennsylvania, and no other courts, where this grant is made and/or to be performed.

19. Code Section 409A. It is intended that the terms of the Award will not result in the imposition of any tax liability pursuant to Section 409A of the Internal Revenue Code of 1986, as amended (“Code Section 409A”). This Award Agreement shall be construed and interpreted consistent with that intent. If an unintentional operational failure occurs with respect to the Code Section 409A requirements, the Non-Employee Director shall fully cooperate with the Company to correct the failure, to the extent possible, in accordance with any correction procedure established by the U.S. Internal Revenue Service. Further, the Board may modify the terms of this Award Agreement without the consent of the Non-Employee Director or such other person, in the manner that the Board may determine to be necessary or advisable in order to comply with Code Section 409A and to avoid the imposition of any penalty tax or other adverse tax consequences under Code Section 409A. This Section 19 does not create an obligation on the part of the Company to modify the terms of this Award Agreement and does not guarantee that the Award or the delivery of Shares underlying the Award will not be subject to taxes, interest and penalties or any other adverse tax consequences under Code Section 409A. The Company will have no liability to the Non-Employee Director or any other party if the Award, the delivery of Shares upon payment of the Award or other payment hereunder that is intended to comply with Code Section 409A, does not so comply or for any action taken by the Board with respect thereto.

20. Severability. The provisions of this Award Agreement are severable and if any one of more provisions are determined to be illegal or otherwise unenforceable, in whole or in part, the remaining provisions shall nevertheless be binding and enforceable.

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21. Imposition of Other Requirements. The Company reserves the right to impose other requirements on the Non-Employee Director’s Award, on the Stock Units and on any Shares acquired under the Award, to the extent the Company determines it is necessary or advisable for legal or administrative reasons, and to require the Non-Employee Director to sign any additional agreements or undertakings that may be necessary to accomplish the foregoing.

COMPANY:

OMEGA FLEX, INC.

By:

Name:

Title:

NON-EMPLOYEE DIRECTOR:

Name:

Address:

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